FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

04 March, 2009

File no. 0-17630

Details of Rights Issue - RNS

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:   Details of Rights Issue - RNS

N E W S R E L E A S E

04 March 2009

Details of Rights Issue - US

CRH plc announced a Rights Issue of 152,087,952 New Ordinary Shares which is expected to raise approximately €1.238bn, net of expenses. Subject to certain exceptions, the Rights Issue is not being made available to shareholders in the United States, Australia, South Africa, Japan, Canada, Switzerland or any other jurisdiction where such offer for sale of securities would be unlawful.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:   04 March, 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director